Exhibit 99.3

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Earnings

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016
Revenues	5	$503,749	$502,541	$998,096	$1,064,936
Direct costs, selling, general and administration	6	415,022	410,471	825,579	878,647
Depreciation and amortization		26,014	24,659	51,162	50,718
Foreign exchange loss (gain)		(12,683)	2,014	(12,928)	(487)
Share-based compensation expense	11	2,599	23,606	9,070	27,536
Other expense	7	22,210	3,047	47,196	7,818

Earnings before interest and income taxes		50,587	38,744	78,017	100,704
Finance income		(65)	(212)	(168)	(255)
Finance expense		14,631	11,953	28,713	24,887

Earnings before income taxes		36,021	27,003	49,472	76,072
Income tax expense		10,177	1,714	17,743	10,117

Net earnings		$25,844	$25,289	$31,729	$65,955

Net earnings per common share:
Basic	10	$0.71	$0.70	$0.87	$1.82
Diluted	10	0.70	0.69	0.87	1.80

See accompanying notes to condensed consolidated interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Net earnings	$25,844	$25,289	$31,729	$65,955
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	(28,943)	3,377	(38,110)	(72,653)
Net gain (loss) on hedge of net investment in foreign operations (net of income taxes of nil and income tax recovery of $11 for the three months ended June 30, 2017 and 2016, respectively; and net of income tax expense of $144 and $823 for the six months ended June 30, 2017 and 2016, respectively)	—	(223)	1,625	9,233
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $381 and $7 for the three months ended June 30, 2017 and 2016, respectively; and net of income tax expense of $564 and $496 for the six months ended June 30, 2017 and 2016, respectively)	(1,257)	(691)	(3,892)	(17,552)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $1,541 and $70 for the three months ended June 30, 2017 and 2016, respectively; and net of income tax recovery of $1,604 and $425 for the six months ended June 30, 2017 and 2016, respectively)	(7,237)	(5,108)	(7,493)	(5,440)
Net change in fair value of available-for-sale financial assets (net of income tax recovery of $8 and income tax expense of $3 for the three months ended June 30, 2017 and 2016, respectively; and net of income tax expense of $9 and $1 for the six months ended June 30, 2017 and 2016, respectively)	(54)	19	58	3

Other comprehensive loss, net of income taxes	(37,491)	(2,626)	(47,812)	(86,409)

Comprehensive income (loss)	$(11,647)	$22,663	$(16,083)	$(20,454)

See accompanying notes to condensed consolidated interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Balance Sheets

(Unaudited)

(In thousands of Canadian dollars)

		June 30,	December 31,
	Note	2017	2016
Assets
Current assets:
Cash and cash equivalents		$7,809	$18,991
Trade and other receivables		253,993	310,326
Financial assets, other		82,435	86,912
Construction contract assets		110,792	114,567
Inventories		131,460	130,984
Non-financial assets		133,569	166,704
Current tax assets		81,788	66,141

		801,846	894,625

Non-current assets:
Orbital receivables		563,950	561,813
Financial assets, other		71,870	81,774
Inventories		6,928	7,168
Non-financial assets		9,185	5,717
Deferred tax assets		17,926	20,076
Property, plant and equipment		475,099	483,332
Intangible assets		440,078	445,238
Goodwill		911,376	939,174

		2,496,412	2,544,292

		$3,298,258	$3,438,917

Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$15,333	$24,097
Trade and other payables		268,999	249,791
Current tax liabilities		58,076	55,457
Financial liabilities, other		14,429	23,281
Provisions		11,019	6,301
Employee benefits		102,392	119,968
Non-financial liabilities		24,940	17,303
Construction contract liabilities		234,439	393,403
Securitization liability		17,565	19,964
Current portion of long-term debt	8	2,526	136,811

		749,718	1,046,376
Non-current liabilities:
Financial liabilities, other		17,995	20,661
Provisions		45,507	44,508
Employee benefits		316,788	319,718
Non-financial liabilities		18,544	21,184
Deferred tax liabilities		14,596	15,193
Securitization liability		130,184	142,733
Long-term debt	8	879,954	669,796

		2,173,286	2,280,169

Shareholders’ equity:
Share capital	9	529,620	524,851
Contributed surplus		43,440	38,949
Retained earnings		315,208	310,432
Accumulated other comprehensive income		236,704	284,516

		1,124,972	1,158,748

		$3,298,258	$3,438,917

Subsequent events (note 15)

See accompanying notes to condensed consolidated interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Change in Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars)

Six months ended June 30, 2017

					Accumulated other comprehensive income
				Net				Actuarial
				gain			Fair	gains
				(loss) on		Fair	value	on defined
				hedge		value	gains on	benefit	Total
				of net	Foreign	gains	available-	pension plans	accumulated
				investment	currency	(losses) on	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	cash flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income (loss)	equity
Balance as at January 1, 2017	$524,851	$38,949	$310,432	$(34,102)	$298,352	$7,424	$948	$11,894	$284,516	$1,158,748
Common shares issued under employee share purchase plan	3,298	—	—	—	—	—	—	—	—	3,298
Common shares issued upon exercise of share-based compensation awards	1,471	(1,471)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	5,962	—	—	—	—	—	—	—	5,962
Dividends	—	—	(26,953)	—	—	—	—	—	—	(26,953)
Comprehensive income (loss)	—	—	31,729	1,625	(38,110)	(11,385)	58	—	(47,812)	(16,083)

Balance as at June 30, 2017	$529,620	$43,440	$315,208	$(32,477)	$260,242	$(3,961)	$1,006	$11,894	$236,704	$1,124,972

Six months ended June 30, 2016

					Accumulated other comprehensive income
				Net				Actuarial
				gain			Fair	gains
				(loss) on		Fair	value	on defined
				hedge		value	gains on	benefit	Total
				of net	Foreign	gains	available-	pension plans	accumulated
				investment	currency	(losses) on	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	cash flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income (loss)	equity
Balance as at January 1, 2016	$510,544	$37,786	$224,560	$(40,484)	$333,240	$18,190	$888	$22,982	$334,816	$1,107,706
Common shares issued under employee share purchase plan	2,804	—	—	—	—	—	—	—	—	2,804
Common shares issued upon exercise of share-based compensation awards	3,600	(3,600)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	6,606	—	—	—	—	—	—	—	6,606
Dividends	—	—	(26,843)	—	—	—	—	—	—	(26,843)
Comprehensive income (loss)	—	—	65,955	9,233	(72,653)	(22,992)	3	—	(86,409)	(20,454)

Balance as at June 30, 2016	$516,948	$40,792	$263,672	$(31,251)	$260,587	$(4,802)	$891	$22,982	$248,407	$1,069,819

See accompanying notes to condensed consolidated interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars)

			Three months ended		Six months ended
			June 30,		June 30,
	Note		2017	2016	2017	2016
Cash flows provided by (used in):
Operating activities:
Net earnings			$25,844	$25,289	$31,729	$65,955
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment			11,228	10,998	21,900	22,667
Amortization of intangible assets			14,786	13,661	29,262	28,051
Share-based compensation expense	11		2,599	23,606	9,070	27,536
Finance income			(65)	(212)	(168)	(255)
Finance expense			11,390	8,794	22,350	18,378
Foreign exchange loss (gain)			(7,753)	(2,139)	(12,553)	4,849
Income tax expense			10,177	1,714	17,743	10,117
Income taxes paid			(1,427)	(2,809)	(2,973)	(8,036)
Income taxes recovered			76	1,993	2,046	2,141
Changes in operating assets and liabilities	13	(a)	(32,830)	(995)	(109,544)	(91,738)

Cash provided by operating activities			34,025	79,900	8,862	79,665

Investing activities:
Purchase of property, plant and equipment			(16,812)	(10,719)	(27,225)	(18,743)
Purchase/development of intangible assets			(14,983)	(19,295)	(38,642)	(35,515)
Disposal of short-term investments			29	64	59	97
Decrease in restricted cash			7,471	462	8,398	299
Interest received on short-term investments and other			66	212	169	255

Cash used in investing activities			(24,229)	(29,276)	(57,241)	(53,607)

Financing activities:
Proceeds from (repayment of) revolving loan facility and other long-term debt			28,249	(41,296)	251,725	(17,381)
Repayment of 2017 Term Notes	8		—	—	(131,870)	—
Repayment of 2024 Term Notes	8		—	—	(13,492)	—
Interest paid on long-term debt			(11,855)	(13,099)	(21,266)	(18,581)
Settlement of securitization liability, including interest			(7,678)	—	(14,526)	—
Repayment of interest free government assistance			(321)	(321)	(642)	(535)
Proceeds from issuance of common shares issued under employee share purchase plan			1,375	1,223	2,803	2,383
Payment of dividends	9		(13,482)	(13,430)	(26,953)	(26,843)

Cash provided by (used in) financing activities			(3,712)	(66,923)	45,779	(60,957)

Increase (decrease) in cash and cash equivalents			6,084	(16,299)	(2,600)	(34,899)
Effect of foreign exchange on cash and cash equivalents			418	124	182	(4,811)
Cash and cash equivalents, beginning of period	13	(b)	(14,026)	18,022	(5,106)	41,557

Cash and cash equivalents, end of period	13	(b)	$(7,524)	$1,847	$(7,524)	$1,847

See accompanying notes to condensed consolidated interim financial statements.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

1.	General business description:

MacDonald, Dettwiler and Associates Ltd. (the “Company” or “MDA”), is a Canadian corporation with common shares listed on the Toronto Stock Exchange (“TSX”). The Company’s office is located at 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada. MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential. In addition, the Company conducts a significant amount of advanced technology development.

2.	Basis of preparation:

The unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2016. These condensed consolidated interim financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, which are included in the Company’s 2016 annual report.

Certain immaterial amounts at the prior year-end related to inventory have been reclassified to conform with the balance sheet presentation adopted in the current year.

These condensed consolidated interim financial statements were approved for issuance by the Company’s Board of Directors on July 27, 2017.

3.	Change in accounting policy:

Amendments to IAS 7 - Statement of Cash Flows

On January 1, 2017, the Company adopted the amended version of IAS 7 - Statement of Cash Flows. The amendments require disclosures to evaluate changes in liabilities arising from financing activities, including both cash flow and non-cash changes. These amendments do not have a material impact on the condensed consolidated interim financial statements. The Company is not required to include the additional disclosures in its condensed consolidated interim financial statements and will disclose this information prospectively in its annual consolidated financial statements for the year ended December 31, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

4.	New standards and interpretations not yet adopted:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

Based on a preliminary analysis, the Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model. The Company anticipates that its method for accounting for contract loss provisions will change. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, would exceed total contract revenues. Previously, the Company recognized a contract loss provision if it became probable that total contract costs, including allocated overheads, exceeded total contract revenues. The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized. The Company continues to assess whether there will be a change in the timing of revenue recognition relating to identification of performance obligations as well as the accounting for customer options, contract modifications, variable consideration, and financing elements within a contract.

The Company is completing its review of all significant construction and service contracts in place and is in the process of quantifying the amount of adjustments that may be applicable to onerous contracts in addition to adjustments, if any, that may be required relating to the application of other aspects of IFRS 15 and will provide further updates during 2017 as it continues to execute its implementation plan. The Company anticipates that its analysis will be completed during the fourth quarter of 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

4.	New standards and interpretations not yet adopted (continued):

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted. The Company has commenced a preliminary assessment of the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

5.	Revenue and segmented information:

The Company’s business is organized into market sectors based on its products and services and has two reportable operating segments: (i) Communications; and (ii) Surveillance and Intelligence.

Segmented information is prepared using the accounting policies described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts. For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company measures the performance of each segment based on revenue and operating EBITDA. Operating EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization adjusted for items that management does not consider when evaluating segment performance including certain corporate expenses, foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

5.	Revenue and segmented information (continued):

The following table summarizes the operating performance of the reporting segments:

Three months ended		Surveillance	Inter-segment
June 30, 2017	Communications	and Intelligence	eliminations	Total
Revenues:
External revenue	$332,432	$171,317	$—	$503,749
Internal revenue	1,266	1,592	(2,858)	—

	333,698	172,909	(2,858)	503,749

Segment earnings:
Operating EBITDA	41,142	53,170	—	94,312
Depreciation and amortization	12,275	2,979	—	15,254

	28,867	50,191	—	79,058

Capital expenditures:
Property, plant and equipment	16,586	1,298	—	17,884
Intangible assets	13,747	1,236	—	14,983

	30,333	2,534	—	32,867

Three months ended		Surveillance	Inter-segment
June 30, 2016	Communications	and Intelligence	eliminations	Total
Revenues:
External revenue	$361,358	$141,183	$—	$502,541
Internal revenue	1,304	914	(2,218)	—

	362,662	142,097	(2,218)	502,541

Segment earnings:
Operating EBITDA	56,168	40,252	—	96,420
Depreciation and amortization	12,060	2,314	—	14,374

	44,108	37,938	—	82,046

Capital expenditures:
Property, plant and equipment	11,009	678	—	11,687
Intangible assets	18,817	478	—	19,295

	29,826	1,156	—	30,982

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

5.	Revenue and segmented information (continued):

Six months ended		Surveillance	Inter-segment
June 30, 2017	Communications	and Intelligence	eliminations	Total
Revenues:
External revenue	$664,384	$333,712	$—	$998,096
Internal revenue	2,114	2,570	(4,684)	—

	666,498	336,282	(4,684)	998,096

Segment earnings:
Operating EBITDA	91,680	91,799	—	183,479
Depreciation and amortization	24,298	5,519	—	29,817

	67,382	86,280	—	153,662

Capital expenditures:
Property, plant and equipment	25,847	3,018	—	28,865
Intangible assets	36,785	1,857	—	38,642

	62,632	4,875	—	67,507

Six months ended		Surveillance	Inter-segment
June 30, 2016	Communications	and Intelligence	eliminations	Total
Revenues:
External revenue	$764,507	$300,429	$—	$1,064,936
Internal revenue	2,421	1,267	(3,688)	—

	766,928	301,696	(3,688)	1,064,936

Segment earnings:
Operating EBITDA	115,623	77,977	—	193,600
Depreciation and amortization	24,793	4,665	—	29,458

	90,830	73,312	—	164,142

Capital expenditures:
Property, plant and equipment	18,597	1,570	—	20,167
Intangible assets	33,714	1,801	—	35,515

	52,311	3,371	—	55,682

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

5.	Revenue and segmented information (continued):

Reconciliation to earnings before income taxes:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Segment earnings	$79,058	$82,046	$153,662	$164,142
Corporate expenses	(6,017)	(4,183)	(11,292)	(8,414)
Amortization of acquisition related intangible assets	(10,760)	(10,285)	(21,345)	(21,260)
Foreign exchange differences	13,115	(2,181)	13,258	1,590
Share-based compensation expense (note 11)	(2,599)	(23,606)	(9,070)	(27,536)
Finance income	65	212	168	255
Finance expense	(14,631)	(11,953)	(28,713)	(24,887)
Other expense (note 7)	(22,210)	(3,047)	(47,196)	(7,818)

Earnings before income taxes	$36,021	$27,003	$49,472	$76,072

The Company’s primary sources of revenue are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Construction contracts	$428,111	$434,435	$851,361	$918,717
Services	75,638	68,106	146,735	146,219

	$503,749	$502,541	$998,096	$1,064,936

Revenue from construction contracts includes orbital income of $12,194,000 for the three months ended June 30, 2017 (2016 - $8,759,000) and $23,488,000 for the six months ended June 30, 2017 (2016 - $17,701,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

5.	Revenue and segmented information (continued):

The approximate revenue based on geographic location of customers is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue:
United States	$186,061	$127,829	$356,062	$277,080
Canada	120,534	136,557	252,030	276,600
Europe	93,856	108,047	163,478	225,415
Asia	92,711	95,325	187,632	228,819
Australia	6,657	14,133	24,963	15,347
South America	1,671	20,144	9,911	40,443
Other	2,259	506	4,020	1,232

	$503,749	$502,541	$998,096	$1,064,936

Revenue from significant customers is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Commercial:
Customer 1	$50,866	$70,465	$109,101	$128,266
Government:
Canadian Federal Government and agencies	$63,645	$61,228	$131,348	$138,959
U.S. Federal Government and agencies	54,139	33,964	90,997	66,035

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	June 30,	December 31,
	2017	2016
United States	$1,663,294	$1,702,774
Canada	172,135	170,399
Europe	309	288

	$1,835,738	$1,873,461

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

6.	Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Employee salaries and benefits	$182,836	$181,917	$380,364	$369,777
Costs related to defined benefit plans	2,700	4,678	5,520	7,016
Costs related to defined contribution plans	4,311	4,760	9,735	9,632
Inventories used	37,519	42,719	75,377	99,682
Subcontractor costs relating to construction and service contracts	143,648	110,575	261,654	257,751
Materials, equipment, professional fees, travel and other	44,008	65,822	92,929	134,789

Direct costs, selling, general and administration	415,022	410,471	825,579	878,647
Depreciation and amortization	26,014	24,659	51,162	50,718
Foreign exchange loss (gain)	(12,683)	2,014	(12,928)	(487)
Share-based compensation expense (note 11)	2,599	23,606	9,070	27,536
Other expense (note 7)	22,210	3,047	47,196	7,818

	$453,162	$463,797	$920,079	$964,232

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

7.	Other expense:

The components of other expense are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Acquisition related expense (note 14)	$16,064	$—	$26,758	$—
Restructuring costs	6,146	—	20,438	—
Executive compensation settlement	—	3,047	—	3,047
Enterprise improvement costs	—	—	—	4,771

	$22,210	$3,047	$47,196	$7,818

The Company incurred restructuring costs of $6,146,000 and $20,438,000 for the three and six months ended June 30, 2017, respectively, in connection with a restructuring program to reduce headcount and to implement efficiency initiatives aimed at reducing operating costs. The restructuring costs include severance for employee terminations of $6,756,000 and $14,553,000 for the three and six months ended June 30, 2017, respectively, and a consulting fees recovery of $610,000 and consulting fees expense of $5,885,000 for the three and six months ended June 30, 2017, respectively. A provision of $6,053,000 has been recognized on the balance sheet for these costs as at June 30, 2017.

In the second quarter of 2016, the Company recognized an executive compensation settlement of $18,347,000 to a related party. Of that amount, $15,300,000 was recorded as share-based compensation expense (note 11) and $3,047,000 was recorded as other expense.

The Company recognized enterprise improvement costs of nil and $4,771,000 for the three and six months ended June 30, 2016, respectively, for consulting fees in connection with its formal restructuring plan and comprehensive review of its satellite operations. A remaining provision of $640,000 (December 31, 2016 - $2,049,000) has been recognized on the balance sheet for these costs as at June 30, 2017.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

8.	Long-term debt:

	June 30,	December 31,
	2017	2016
Syndicated credit facility:
Revolving loan payable in U.S. dollars (June 30, 2017 - U.S.$421,000; December 31, 2016 - U.S.$241,500)	$546,332	$324,262
Revolving loan payable in Canadian dollars	37,000	25,000
Senior term notes payable:
2024 Term Notes payable in U.S. dollars (June 30, 2017 - U.S.$226,103; December 31, 2016 - U.S.$236,287)	293,413	317,263
2017 Term Notes payable in U.S. dollars (June 30, 2017 - nil; December 31, 2016 - U.S.$100,000)	—	134,270
Financing fees	(518)	(570)
Obligations under finance leases	6,253	6,382

Total long-term debt	882,480	806,607
Current portion	(2,526)	(136,811)

Non-current portion	$879,954	$669,796

On February 22, 2017, the Company repaid in full at maturity $131,870,000 (U.S.$100,000,000) to settle the 2017 Term Notes payable.

On February 28, 2017, the Company repaid $13,492,000 (U.S.$10,184,000) of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement in the fourth quarter of 2016.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

9.	Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

Unlimited number of preferred shares, issuable in series, convertible to common shares

Common shares issued and fully paid:

	Number
	of shares	Amount
Balance as at December 31, 2016	36,378,278	$524,851
Common shares issued under employee share purchase plan	48,151	3,298
Common shares issued upon exercise of share-based compensation awards	10,346	1,471

Balance as at June 30, 2017	36,436,775	$529,620

For the three months ended June 30, 2017, the Company declared and paid a quarterly dividend of $0.37 per common share (2016 - quarterly dividend of $0.37). For the six months ended June 30, 2017, the Company declared and paid two quarterly dividends totaling $0.74 per common share (2016 - $0.74).

10.	Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards.

The following table outlines the calculation of basic earnings per common share:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Net earnings	$25,844	$25,289	$31,729	$65,955
Weighted average number of common shares outstanding	36,430,155	36,279,124	36,414,299	36,262,392
Deferred share units outstanding	65,864	71,878	67,938	75,882

Weighted average number of common shares outstanding - basic	36,496,019	36,351,002	36,482,237	36,338,274

Earnings per common shares - basic	$0.71	$0.70	$0.87	$1.82

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

10.	Earnings per common share (continued):

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights.

The following table outlines the calculation of diluted earnings per common share:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Net earnings - basic	$25,844	$25,289	$31,729	$65,955
Effect of potentially dilutive share appreciation rights	(233)	(35)	(22)	(125)

Net earnings - dilutive	$25,611	$25,254	$31,707	$65,830

Weighted average number of common shares outstanding - basic	36,496,019	36,351,002	36,482,237	36,338,274
Effect of potentially dilutive share appreciation rights	46,422	117,359	25,778	132,979

Weighted average number of common shares outstanding - diluted	36,542,441	36,468,361	36,508,015	36,471,253

Earnings per common share - diluted	$0.70	$0.69	$0.87	$1.80

For the three months and six months ended June 30, 2017, 4,337,310 and 4,467,718 share appreciation rights (2016 - 2,325,037 and 2,164,202) were excluded from the diluted weighted average number of ordinary shares outstanding calculation because their effect would have been anti-dilutive.

The average market value of the Company’s common shares for the purpose of calculating the dilutive effect of share-based compensation awards was based on quoted market prices for the period during the period in which the share-based compensation awards were outstanding.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

11.	Share-based payment plans:

Total share-based compensation expense from all forms of share-based payment awards for the three and six months ended June 30, 2017 was $2,599,000 and $9,070,000 (2016 - $23,606,000 and $27,536,000), respectively. The details are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Share appreciation rights:
Cash-settled	$(968)	$4,255	$2,513	$5,129
Equity-settled	3,020	3,669	5,411	6,352
Deferred share units	260	127	551	254
Executive compensation settlement (note 7)	—	15,300	—	15,300
Share matching program	44	39	100	80
Employee share purchase plan	243	216	495	421

	$2,599	$23,606	$9,070	$27,536

As at June 30, 2017, the intrinsic value for vested cash-settleable share-based payment awards, being the positive difference between the market price of the Company’s share and the exercise price of the award, was $2,119,000 (December 31, 2016 - $3,115,000).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments and fair value disclosures:

(a)	Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at June 30, 2017:

	Financial	Derivative
	assets at	instruments		Available-for-
	fair value	in a qualifying		sale		Total
	through	hedging	Loans and	financial		carrying
	earnings	relationship	receivables	assets	Other	amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$7,809	$—	$—	$7,809
Trade and other receivables:
Trade accounts receivable	—	—	170,904	—	—	170,904
Orbital receivables	—	—	41,399	—	—	41,399
Other receivables	—	—	7,035	—	34,655	41,690

	—	—	219,338	—	34,655	253,993
Financial assets, other:
Short-term investments	—	—	—	7,583	—	7,583
Notes receivable	—	—	49,901	—	—	49,901
Derivative financial instruments	11,205	2,465	—	—	—	13,670
Restricted cash	—	—	11,281	—	—	11,281

	11,205	2,465	61,182	7,583	—	82,435
Non-current:
Orbital receivables	—	—	563,950	—	—	563,950
Financial assets, other:
Notes receivable	—	—	21,644	—	—	21,644
Derivative financial instruments	3,109	569	—	—	—	3,678
Long-term investments	—	—	—	32,713	—	32,713
Restricted cash	—	—	13,835	—	—	13,835

	3,109	569	35,479	32,713	—	71,870

As at June 30, 2017, long-term investments is comprised of an investment of $32,713,000 (December 31, 2016 - $32,713,000) in unquoted equity securities in which the Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(a)	Financial instruments by category (continued):

As at June 30, 2017 (continued):

	Financial	Derivative
	liabilities at	instruments
	fair value	in a qualifying	Other	Total
	through	hedging	financial	carrying
	earnings	relationship	liabilities	amount
Financial liabilities:
Current:
Bank overdraft	$—	$—	$15,333	$15,333
Trade and other payables	—	—	268,999	268,999
Financial liabilities, other:
Non-trade payables	—	—	1,977	1,977
Derivative financial instruments	9,452	3,000	—	12,452

	9,452	3,000	1,977	14,429
Securitization liability	—	—	17,565	17,565
Long-term debt:
Obligations under finance leases	—	—	2,526	2,526

	—	—	2,526	2,526
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	15,848	15,848
Derivative financial instruments	1,397	750	—	2,147

	1,397	750	15,848	17,995
Securitization liability	—	—	130,184	130,184
Long-term debt:
Long-term debt	—	—	876,227	876,227
Obligations under finance leases	—	—	3,727	3,727

	—	—	879,954	879,954

In the first quarter of 2017, the Company de-designated the portion of the 2017 Term Notes and the foreign exchange forward sell contracts previously designated as a hedge of its net investment in certain U.S. subsidiaries. As at June 30, 2017, the Company had no remaining net investment hedges. As at December 31, 2016, the Company had designated 50% of its $134,270,000 (U.S.$100,000,000) 2017 Term Notes and $28,197,000 (U.S. $21,000,000) of foreign exchange forward sell contracts as a hedge of its investment in certain U.S. subsidiaries.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(b)	Fair value of financial instruments:

Financial instruments carried at amortized cost:

As at June 30, 2017 and December 31, 2016, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value. The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at June 30, 2017, was $879,933,000 (December 31, 2016 - $803,923,000) as compared to the carrying value of $876,227,000 (December 31, 2016 - $800,225,000). As at December 31, 2016, long-term debt included a portion designated as a net investment hedge which had a fair value of $67,363,000 and a carrying value of $67,135,000. The net investment hedge was de-designated in full on February 22, 2017. As at June 30, 2017 no portion of the debt was designated as a hedge. The fair value of obligations under finance leases approximates their carrying value.

As at June 30, 2017 and December 31, 2016, the carrying amount of assets pledged as collateral amounted to $2,037,276,000 and $2,118,986,000, respectively.

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments and fair value disclosures (continued):

(b)	Fair value of financial instruments (continued):

Financial instruments carried at fair value (continued):

June 30, 2017	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$7,583	$—	$—	$7,583
Derivative financial instruments	—	17,348	—	17,348

Total assets	$7,583	$17,348	$—	$24,931

Liabilities
Derivative financial instruments	$—	$14,599	$—	$14,599

During the quarter, no transfers occurred between Level 1 and Level 2 financial instruments.

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

(c)	Credit risk:

Trade accounts receivable, notes receivable and non-securitized orbital receivables include amounts totaling $136,897,000 (December 31, 2016 - $113,325,000) due from two customers in the Communications segment who are in process of securing external project financing to fund their respective satellite construction contracts signed with the Company. Of this amount, $15,267,000 (December 31, 2016 - $38,193,000) is included in trade accounts receivable that are past due. The Company has concluded that these receivables were not impaired at June 30, 2017.

The Company has also provided an indemnity to Export Development Canada (“EDC”) in partial support of selected satellite financings provided by EDC. The indemnity is not recognized on the balance sheet and if it was called upon, the maximum value of the indemnity as at June 30, 2017 was $48,777,000 (U.S.$37,587,000) (December 31, 2016 - $39,945,000 (U.S.$29,750,000)).

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

13.	Supplemental cash flow information:

(a)	Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Trade and other receivables	$(27,805)	$99,238	$47,578	$104,937
Construction contract assets	33,185	34,793	2,787	50,700
Financial assets, other	(847)	(28,553)	(3,583)	(44,946)
Inventories	(803)	743	(5,155)	13,540
Current tax assets	(23,717)	(14,515)	(28,470)	(17,958)
Non-financial assets	21,185	9,447	25,035	(8,130)
Orbital receivables	(16,816)	(194)	(21,620)	(8,192)
Trade and other payables	9,860	(23,209)	30,463	(21,991)
Financial liabilities, other	(1,390)	2,108	(5,416)	(3,544)
Provisions	1,599	(3,774)	7,178	(4,975)
Construction contract liabilities	(40,851)	(82,869)	(153,075)	(152,137)
Employee benefits	10,355	9,224	(10,642)	6,075
Non-financial liabilities	3,215	(3,434)	5,376	(5,117)

	$(32,830)	$(995)	$(109,544)	$(91,738)

(b)	Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	June 30,	December 31,	June 30,
	2017	2016	2016
Cash and cash equivalents	$7,809	$18,991	$22,404
Bank overdraft	(15,333)	(24,097)	(20,557)

	$(7,524)	$(5,106)	$1,847

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of Canadian dollars, except shares, share-based compensation awards, and per share amounts)

Three and six months ended June 30, 2017 and 2016

14.	Pending acquisition:

On February 24, 2017, the Company and certain of its subsidiaries entered into a definitive merger agreement with DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which the Company will acquire 100% of the outstanding shares of DigitalGlobe (the “Merger”) for U.S.$35.00 per share in a combination of cash and stock. Based on the Company’s share price and foreign exchange rates as at June 30, 2017, the transaction values DigitalGlobe at an equity value of approximately $3.0 billion (U.S.$2.3 billion), and an enterprise value of $4.5 billion (U.S.$3.5 billion), including assumption of DigitalGlobe’s $1.5 billion (U.S.$1.2 billion) in net debt. Headquartered in Denver, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis. Under the terms of the agreement, each DigitalGlobe common share will be exchanged for U.S.$17.50 in cash and 0.3132 common shares of the Company. The Merger has been unanimously approved by the boards of directors of both companies. In connection with the Merger, the Company has obtained a commitment for a U.S.$3.75 billion credit facility from RBC Capital Markets and BofA Merrill Lynch. The funding will be used to acquire DigitalGlobe’s equity, refinance DigitalGlobe’s debt, refinance the Company’s debt, pay transaction fees and expenses, fund working capital, and for general corporate purposes.

For the three months and six months ended June 30, 2017, the Company incurred expenses of $16,064,000 and $26,758,000, respectively, for legal, tax, consulting and other acquisition and integration related costs in connection with the Merger that were not contingent upon closing the transaction. Further acquisition related expenses, including expenses related to integration planning, are expected to be incurred subsequent to June 30, 2017.

15.	Subsequent events:

(a)	On July 27, 2017, the shareholders of the Company and DigitalGlobe approved the Merger at their respective special meeting of shareholders. The Merger is subject to other customary closing conditions, including required regulatory approvals, and is expected to close in the third quarter of 2017 or shortly thereafter.

(b)	On July 27, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017.